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May 15, 2015

VIA EDGAR AND HAND DELIVERY

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:                             Teladoc, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 24, 2015
CIK No. 0001477449

Dear Mr. Riedler:

On behalf of our client, Teladoc, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Confidential Submission No. 3 (“Confidential Submission No. 3”) to the above-captioned Confidential Draft Registration Statement on Form S-1 of the Company submitted to the Commission on March 24, 2015, as amended by Confidential Submission No. 2 submitted to the Commission on April 24, 2015 (“Confidential Submission No. 2”) (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Jason Gorevic, the Company’s Chief Executive Officer, dated May 11, 2015, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Confidential Submission No. 3, marked to show changes against Confidential Submission No. 2, in the traditional non-EDGAR format to each of Tara Keating Brooks, Vanessa Robertson, Joel Parker and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

May 15, 2015

Value Proposition for Our Members, page 6

1.                                      We refer to your disclosure in the second, third and seventh bullet point on page 7. We also note your reference to independent studies showing cost-efficient care, superior experience of medical care and beneficiary satisfaction. Please identify each independent study, the investigators conducting these studies and how each study measured a “superior experience,” the 92% Member resolution following a visit and the 95% satisfaction rate. Please modify comparable disclosure throughout your prospectus.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure.  Please see pages 2, 6 and 88 of Confidential Submission No. 3.

Value Proposition for Clients, page 6

Leading Solution and First Mover Advantage, page 7

2.                                      We note your references to the National Committee for Quality Assurance, or NCQA on pages 6 and 7 and its certification of your company. In that regard, we note that the NCQA is not specific to the healthcare or telemedicine industry. Please expand your disclosure in these sections, where appropriate, to disclose the following information

•                                          The origin, organization, sources of funding, duration, purpose and membership of the NCQA

•                                          The development of the telemedicine standards certified by the NCQA (i.e. who, when and how were these standards developed); and

•                                          The specific standards related to the delivery of healthcare services that NCQA verified when it provided its certification.

Alternatively, if the registrant cannot provide the information requested above or if no accepted industry-wide standard for telemedicine companies currently exists, the registrant should delete the references throughout the prospectus to the NCQA and the certification received by the company.

Response: The Company respectfully notes the Staff’s comment and respectfully advises the Staff that the NCQA in fact holds itself out as a healthcare-oriented organization.  The Company further advises the Staff that it has revised the Registration Statement to add the requested disclosure.  Please see pages 7, 8, 9 and 94 of Confidential Submission No. 3.

Use of Proceeds, page 51

3.                                      We refer to our prior comment 15. We also note your response that the Company, “has no current specific plan for the proceeds, or a significant portion thereof, from the offering.” Pursuant to Item 504 of Regulation S-K, where the registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering. Please revise your disclosure to

May 15, 2015

discuss the principal reasons for your offering in accordance with Item 504 of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to conform to the requirements of Item 504 of Regulation S-K.  Please see page 53 of Confidential Submission No. 3.

Case Studies, page 91

4.                                      Please revise your disclosure to provide a discussion of your independent party research including:

•                                          The identity of the organization providing the studies, its main business, length of operation, location, the length of engagement by the company to provide the services and the aggregate cost to provide the two studies.

•                                          Why the company commissioned the studies and how the company has used and intends to use the information provided in the studies.

•                                          The basic parameters and methodology of each study (i.e. “per-Member-per-month” and “episode-based”).

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure.  Please see pages 99 through 101 of Confidential Submission No. 3.

5.                                      Please expand your disclosure to provide additional information about the finer points of the methodologies employed in the studies. For example:

•                                          In order to minimize variability from other sources did the “per Member-per- month” methodology compare before and after Teladoc spending by the same Members utilizing the same benefits scheme?

•                                          Did each study compare the same length of time for the before and after comparison periods?

•                                          How were the selected episodes chosen to compare the historical data and what proportion of total benefits paid comprised the episodes chosen?

•                                          How did each study determine the episodes chosen provided a representative sampling of covered episodes?

•                                          Did the comparison cost for the episode-based analysis compare the home improvement retailer beneficiaries’ costs using Teladoc with the home

May 15, 2015

improvement retailer beneficiaries’ costs using traditional providers during the same benefits year, again to minimize other sources of variability?

•                                          In view of the regulatory changes in the healthcare industry including the Affordable Care Act are the types of comparisons utilized by the studies possible or reliable?

•                                          Were the comparison groups for each medical condition large enough to provide reliable comparisons?

•                                          How did the studies determine which follow-up costs were related to the same condition for Teladoc and non-Teladoc users?  In that regard, would claims information as opposed to clinical information be sufficient to make these determinations?

•                                          How did the studies evaluate whether spending on prescription medications was related to treating the same or other conditions?

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure.  Please see pages 99 through 101 of Confidential Submission No. 3.

Rent-A-Center, page 92

6.                                      We note your disclosure regarding the independent study relating to 29,902 beneficiaries of Rent-A-Center.   Please clarify whether the beneficiaries included in the study represented all of the all beneficiaries of the Client.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to clarify that the beneficiaries included in the study represented all of the beneficiaries of the Client. Please see page 101 of Confidential Submission No. 3.

7.                                      Based on your disclosure as to the amount of money saved for each dollar spent by the two clients discussed on pages 91 and 92, the home improvement retailer’s total cost to provide the service to all Members was $593,406 and Rent-A-Center’s total cost to provide the service to all Members was $146,610.   Please revise your disclosure to include the total amount spent by each Client to provide access to its Members.  If the amounts spent by each Client differ from those cited above please provide the respective amounts in your prospectus and advise us as to the computation of the relative spend that produced the respective return on investment described in your prospectus.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to include the total amount spent by each Client to provide access to its Members. Please see page 101 of Confidential Submission No. 3.

May 15, 2015

Facilities, page 95

8.                                      We note your response to our prior comment 30.  We also note Exhibit 10.16 is filed as your only material lease.  In that regard, please revise your disclosure on page 95 to indicate whether you own or lease your proposed physician operations center in Dallas, Texas.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add indicate that it leases its proposed physician operations center in Dallas, Texas. Please see page 104 of Confidential Submission No. 3.

Item 14. Indemnification of Directors and Officers, page II-2

9.                                      Please revise your cross reference to Exhibit 10.5 in the last paragraph of Item 14 to accurately reference your indemnification agreement to be filed as an exhibit to your draft registration statement.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to accurately reference the specified exhibit. Please see page II-2 of Confidential Submission No. 3.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1281 or my colleagues Rachel W. Sheridan at (202) 637-2139 or Brandon J. Bortner at (202) 637-2117, with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Jason Gorevic of Teladoc, Inc.

Mark Hirschhorn of Teladoc, Inc.

Adam C. Vandervoort of Teladoc, Inc.

Tara Keating Brooks

Vanessa Robertson

Joel Parker